May 22, 2012	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Patrick Gilmore
Accounting Branch Chief

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                      Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012

File No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated May 8, 2012, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comments as set forth below.    For ease of reference, we have also set forth the text of the relevant Staff’s comments prior to each of our responses below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Overview of Business Trends, page 42

1.                  We note that the decline in Blizzard’s net revenues for 2011 as compared to 2010 was due in part to a decline in World of Warcraft’s subscriber base during 2011.  In future filings, disclose whether this decline was due to any known material trends, demands, commitments, events or uncertainties.  See Item 303(a)(3)(ii) of Regulation S-K.  For further guidance, see Section III.A of SEC Release No. 33-8350.

RESPONSE: Since the initial release of World of Warcraft (“WoW”) in November 2004, the change in the franchise’s subscriber base has been the result of the interplay of various factors, both specific and general. We disclosed the various factors in Part I, Item 1A “Risk Factors”, in the Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). For example, specifically related to WoW:

-                  On Page 14 of the Form 10-K, we included a risk factor entitled: “A substantial portion of our revenue and profitability depends on the subscription-based massively multiplayer online role-playing game category.”

The discussion includes factors such as the overall continued popularity of WoW and related expansion packs, our ability to continue to refresh WoW in a way that is favorably received by our customers, competition from other publishers that have developed or are currently developing online games that pose a threat to WoW, and that new technologies or business models or changes in consumer preferences could also adversely impact the franchise.

-                  On page 18 of the Form 10-K, we included a risk factor entitled: “A substantial portion of Activision Blizzard’s revenues is derived from subscriptions paid by World of Warcraft subscribers. If we are unable to sustain this business model or these customers cancel their subscriptions, our results of operations may suffer.” The discussion includes the following factors:  dissatisfied WoW subscribers may chose not to renew their memberships and we may not be able to replace lost subscribers, and consumer spending patterns and general economic conditions could impact the business.

Additionally, we disclosed more general factors that could impact WoW, as well as our other video games or the industry as a whole, including, for example:

-                  On page 13 of the Form 10-K, we disclosed risks to our business from general economic conditions, under the title: “If general economic conditions decline, demand for our products could decline.”

-                  On page 15 of the Form 10-K, we disclosed risks to our business if our games and services do not function as consumers expect, under the title: “If our games and services do not function as consumers expect, our business may suffer.”

-                  On page 15 of the Form 10-K, we disclosed risks to our business from the timely release of popular products, under the title: “The future success of our business depends on our ability to release popular products in a timely manner.”

-                  On page 19 of the Form 10-K, we disclosed risks to our business from internet bandwidth, under the title: “We may not accurately predict the amount of Internet bandwidth necessary to sustain our online gaming businesses.”

While we are cognizant of these varying factors, in light of the complexity of the possible interplay between them, it is difficult to predict the expected development of the subscriber base for WoW, and to identify any known material trends, demands, commitments, events, or uncertainties that may be responsible for any increases or decreases.  However, to the extent that we have identified specific trends and factors affecting the WoW’s subscriber number, we included a discussion of those trends or factors in our filings.  For example, as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

-                  On page 28 of the Form 10-Q for the quarter ended March 31, 2011, we disclosed: “Following the launch of World of Warcraft: Cataclysm in the U.S. and Europe, which helped drive a growth in subscribership, the business generated record revenues.  As players consumed the new content, subscribership levels have returned to pre-launch levels in the West.  As of March 31, 2011, worldwide subscribers totaled 11.4 million as compared to more than 12 million at December 31, 2010.  Looking forward, the company’s objective is to deliver new game content in all regions to further appeal to the gaming community.”

-                  On page 28 of the Form 10-Q for the quarter ended June 30, 2011, we disclosed: “As of June 30, 2011, subscribers totaled 11.1 million.”

-                  On page 29 of the Form 10-Q for the quarter ended September 30, 2011, we disclosed: “At September 30, 2011, the worldwide subscriber base for World of Warcraft was 10.3 million, compared to a subscriber base of 11.1 million at June 30, 2011.  Despite an initial increase in subscribers following the launch of World of Warcraft: Cataclysm in China early in the quarter, the majority of the decline in subscribers for the quarter occurred in Asia.”

-                  On page 48 of the Form 10-K for the fiscal year ended December 31, 2011, we disclosed: “Blizzard’s net revenues decreased for 2011 as compared to 2010, primarily due to … [a] decline in World of Warcraft’s subscriber base during 2011.  With the launch of World of Warcraft: Cataclysm, in the fourth quarter of 2010, the subscriber base reached a new peak at more than 12 million subscribers at December 31, 2010.  Since that time, the subscriber base has trended downward, and was approximately 10.2 million subscribers at December 31, 2011.”

-                  On page 23 of the Form 10-Q for the fiscal quarter ended March 31, 2012, we disclosed: “At March 31, 2012, the worldwide subscriber base for World of Warcraft was 10.2 million, compared to a subscriber base of 10.2 million at December 31, 2011, and 11.4 million at March 31, 2011.  During the quarter there was a slight increase in subscribers in Asia.”

In future filings, the company will continue to include, if material, updates regarding the WoW’s subscriber base, to consider carefully the factors referred to above and to disclose any known material trends, demands, commitments, events and uncertainties related thereto.

Non-GAAP Financial Measures, page 49

2.                  We note the qualitative disclosures regarding non-GAAP net revenues by distribution channel.  In future filings, please revise these disclosures to clarify that the adjustment related to the change in deferred net revenue relates to certain of your games that include more-than-inconsequential online functionality.  In this regard, we note you provide additional disclosure in your Form 8-K earnings releases regarding this adjustment and we believe this additional context is helpful in explaining your basis for the exclusion.  Alternatively, you may cross-reference to the disclosures on page 46 related to “Net Effect from Deferral of Net Revenues and Related Cost of Sales.”

RESPONSE: On page 25, in our Form 10-Q for the quarter ended March 31, 2012, regarding non-GAAP net revenues by distribution channel, we revised our disclosure to clarify that the adjustment related to the change in deferred net revenue relates to certain of our games that include more-than-inconsequential online functionality by inserting the following footnote immediately below the table of net revenues by distribution channel:

“We have determined that some of our game’s online functionality represents an essential component of gameplay and as a result a more-than-inconsequential separate deliverable. As such, we are required to recognize the revenues of these game titles over the estimated service periods, which may range from a minimum of five months to a maximum of less than a year. In the table above, we present the amount of net revenues for each period as a result of the accounting treatment.”

We will continue to make this disclosure in future filings.

Critical Accounting Policies and Estimates

Income Taxes, page 66

3.                  We note in your response to comment 2 in your letter dated April 19, 2011 relating to the Form 10-K for the fiscal year ended December 31, 2010, that you would expand the MD&A discussion in this section in future filings to highlight that your provision for taxes can fluctuate if estimated earnings are lower than anticipated in your foreign region with a lower tax rate and/or higher than anticipated in your domestic region with higher tax rates.  We are unable to locate this disclosure in the 2011 Form 10-K.  Please confirm that you will include this disclosure in future filings.

RESPONSE: Since our response to the Staff’s letter dated April 19, 2011, we have included the following statement in the critical accounting policies and estimates section in our Form 10-Q for the quarter ended June 30, 2011 (“Accounting for Income Taxes”, page 38), Form 10-Q for the quarter ended September 30, 2011 (“Accounting for Income Taxes”, page 40), and the Form 10-Q for the quarter ended March 31, 2012 (“Accounting for Income Taxes”, page 31):

“….Further, the Company’s provision for taxes can fluctuate if estimated earnings are lower than anticipated in our foreign region with a lower tax rate and/or higher than anticipated in our domestic region with higher tax rates.”

We have also included similar language in the notes to the condensed consolidated financial statements in those filings.  We acknowledge the importance of this disclosure on an interim basis and will continue to include similar disclosures in the MD&A and the notes to the condensed financial statements.

Because the actual earnings, as presented in our annual filing on Form 10-K for the year ended December 31, 2011, for both the foreign and domestic regions are known and no longer being estimated for the full year, we did not consider this disclosure to be meaningful in the MD&A and notes to the annual consolidated financial statements, as the Company’s annual provision for taxes was determined based on these actual results.  However, we will include this disclosure (as applicable) in future Form 10-K filings in the critical accounting policies and estimates section, since the disclosure is reflective of our policy on accounting for income taxes throughout the interim periods.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2.  Summary of significant accounting policies

Revenue Recognition, page F-12

General

4.                  We note that during fiscal 2011 you launched Skylanders Spyro’s Adventure, a game that combines the use of “smart toys” with video games.  Please tell us how you account for these arrangements, including your analysis and conclusions pursuant to ASU Nos. 2009-13 and 2009-14, as applicable.  As part of your response, please tell us how your revenue recognition disclosures address these arrangements.

RESPONSE: In October 2011, we launched Skylanders Spyro’s Adventure, a game that combines the use of toys (“smart toys” or “character toys”) with video games, delivering a new gameplay experience to our audiences.  Specifically, the game involves “smart toys” consisting of action figures and an electronic “portal” which, when used together, allow a player to store and access information about his/her character’s performance in the game.  We sell the toys both bundled with the game software for the title and on a stand-alone basis as follows:

-                  A starter pack, which includes the game software, three action figure character toys and the electronic portal device that interfaces with the console or handheld device;

-                  A three character pack, which includes three action figure character toys; and

-                  An individual pack, which is a single action figure character toy.

When the character toy is placed on the electronic portal, the character toy becomes a live in-game character in the game software through an electronic chip embedded into each character toy.  The electronic chip stores the character toy’s in-game activities such as the character toy’s scores, levels and achievements through accumulated gameplay.  The character toys are platform agnostic, enabling players to bring their toy to life across different console platforms.

Currently, gameplay enables a maximum of two players per game session, as two character toys can be placed on the electronic portal simultaneously.  However, the game does not have online multiplayer features and does not require internet connectivity to play the game.  Consequently, from an accounting perspective, there is no inferred post-sale ongoing service or support by the Company.

Consistent with our summary of significant accounting policies for Revenue Recognition as disclosed in the Form 10-K for the fiscal year ended December 31, 2011 in the notes to the consolidated financial statements on page F-12 and in the critical accounting policies and estimates section of the MD&A starting on page 62, we recognize revenue from the sale of the Skylanders franchise products once title and risk of loss have been transferred to our customers and any performance obligation(s) have been completed.

Based on the nature of the game, all of the Company’s performance obligations are completed upon delivery of our Skylanders franchise products to our customers, and all deliverables in these arrangements are provided to the customer in the same reporting period, and therefore accounting for separation and allocation of the arrangement considerations is not considered necessary.

Subscription Revenues, page F-14

5.                  We note that in fiscal 2011 you began generating subscription revenues from Call of Duty Elite memberships.  Please tell us more about the services provided in connection with these memberships, including the term(s) associated with the related subscriptions.  In future filings, please clarify the time period over which these subscription revenues are recognized.

RESPONSE: In 2011, we launched Call of Duty Elite (“Elite”), an offering that provides both premium online service and additional game content with a paid subscription or membership. Elite premium members receive regular updates of new game content, as to which we have vendor specific objective evidence of fair value (“VSOE”) since we have sold and continue to sell the content separately.  We are currently planning to make at least 20 additional content releases available to premium members from January through September of 2012, of which six were released during the first quarter of 2012, for example, on Xbox Live.  In addition to this subscription-based game content, Elite premium members also have access to an enhanced multiplayer gameplay experience through the subscription-based services, such as year round competitions (e.g., leagues and tournaments, along with events that we create and host), additional storage for premium members to upload and share gamer-specific video content relating to their gameplay, and the ability to form teams where premium members recruit and create squads that compete with each other.  The subscription-based content and enhanced multiplayer gameplay, collectively, are services we provide in connection with paid Elite premium memberships, which are currently based on a 12-month subscription period.

Given the significant market awareness of the Call of Duty franchise and the financial significance of this franchise to the Company, we included disclosure related to this new offering in our Form 10-K for the year ended December 31, 2011.  However, no revenue was recognized in 2011 since the content releases were not delivered until after December 31, 2011, and since the Company did not have VSOE for the subscription-based services.  We recognize Elite membership subscription revenue ratably over the subscription period, but not prior to the commencement of content delivery in accordance with the arrangement.  The amount of revenue recognized upon delivery of the content is based on the cumulative VSOE of such content, not to exceed the cumulative amount of revenue that would have been recognized ratably over the subscription period that has lapsed.  For example, we did not recognize revenues from Elite members subscribing in the month of November and December of 2011 because the content was not delivered until January 2012, and from January 2012 onwards the amount of revenues recognized is the lower of (i) the cumulative VSOE of content delivered or (ii) ratable recognition of revenues over the subscription period that has lapsed.

Although the subscription-based services and content were launched in 2011, there was no revenue recognized in 2011.  We therefore did not provide additional disclosure regarding our accounting treatment of this service in our Form 10-K.  However, in future filings, if the financial impact for the respective period is material, we will provide appropriate disclosure regarding the revenue recognition for the Elite subscription membership, including the time period over which the subscription revenues are recognized.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408, Stephen Wereb, our Chief Accounting Officer at (310) 496 5260, or Chris Walther, Esq., our Chief Legal Officer, at (310) 255-2059.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:                               Christine Davis, Securities and Exchange Commission
Jennifer Fugario, Securities and Exchange Commission
Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

Michael Brandmeyer, PricewaterhouseCoopers LLP